Exhibit (a)(5)(E)

EFiled: Jun 09 2015 05:31PM EDT Transaction ID 57378383 Case No. 11125-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CYHYOUNG PARK, On Behalf of	)
Herself and All Others Similarly Situated,	)
)
Plaintiff,	)
	)	Civil Action No.
v.	)
)
GRAFTECH INTERNATIONAL LTD.,	)
RANDY CARSON, THOMAS A.	)
DANJCZEK, KAREN FINERMAN,	)
JOEL L. HAWTHORNE, DAVID R.	)
JARDINI, NATHAN MILIKOWSKY,	)
M. CATHERINE MORRIS, BCP IV	)
GRAFTECH HOLDINGS LP, AND	)
ATHENA ACQUISITION	)
SUBSIDIARY INC,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff CyHoung Park (“Plaintiff”), by her undersigned attorneys, for her Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of herself and the public shareholders of GrafTech International Ltd. (“GrafTech” or the “Company”) against GrafTech, the directors of GrafTech (the “Board” or the

“Individual Defendants”), BCP IV GrafTech Holdings LP, and Athena Acquisition Subsidiary Inc. (“Merger Sub”), each an affiliate of funds managed by Brookfield Asset Management, Inc. (“Brookfield”), arising out of an agreement to sell GrafTech to Athena (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to Plaintiff and the proposed class.

2. On April 29, 2015, GrafTech announced that Brookfield had entered into a letter of intent (the “Investment Agreement”) whereby Brookfield would make a $150 million preferred equity investment in GrafTech with immediate conversion rights into GrafTech common shares. Concurrently with this development, the Company also announced a separate letter of intent announcing a possible tender offer by Brookfield to acquire the outstanding shares of GrafTech for $5.05 per share. The Proposed Transaction for all of the Company’s outstanding stock by Brookfield is at an inadequate price and on unfair and inadequate terms. In addition, it deprives Plaintiff and the other public stockholders of the value of, and right to participate in, the future benefits and profitability of the Company.

3. On May 4, 2015, Brookfield and the Company announced the execution of the Investment Agreement whereby Brookfield would purchase preferred shares of the Company with dividend and conversion rights for a total transaction value of $150 million. This Investment Agreement permitted Brookfield to nominate two directors to the Company Board, expanding it from seven to nine members.

4. On May 17, 2015, Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Merger Sub and BCP IV Graftech Holdings LP (collectively the “Brookfield Affiliates”) under which Brookfield would seek to acquire all of the outstanding common shares of GrafTech at a purchase price of $5.05 per share. The total consideration under the Proposed Transaction is valued at approximately $692.8 million. The Board has breached its fiduciary duties by agreeing to the Proposed Transaction, which both fails to maximize stockholder value and also deprives GrafTech’s stockholders of their ability to enjoy the Company’s promising long-term growth prospects.

5. On May 26, 2015, Brookfield commenced the tender offer and GrafTech filed its Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the U.S. Securities and Exchange Commission (“SEC”). The Proposed Transaction is set to close on July 7, 2015.

6. In agreeing to the Proposed Transaction, the Board conducted a rushed process that was not reasonably designed to maximize stockholder value. In the space of just over two months, the Board consented to the Investment Agreement and Proposed Transaction without determining whether other opportunities existed in the market.

7. The Individual Defendants have breached their fiduciary duties further by agreeing to deal protection provisions that prevent other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement defendants agreed to: (i) a 35-day “go-shop” period which requires the Company to pay a termination fee of $7.5 million to Brookfield should it enter into a superior acquisition proposal negotiated during the go-shop period and $20 million if GrafTech enters into a superior acquisition proposed after the go-shop period; (ii) require the Company to inform Brookfield of all material information concerning discussions with third parties upon the expiration of the go-shop period; (iii) a strict no-solicitation provision following the expiration of the go-shop period that prohibits the Company from soliciting other potential acquirers; and (iv) a provision that requires the Company to provide Brookfield with 24 hours’ notice if it receives a superior proposal following the expiration of the go-shop period. These deal protection provisions insulate the Proposed Transaction and preclude the Board from fulfilling its fiduciary duties to the Company’s public stockholders.

8. Finally, the Board has failed to provide GrafTech stockholders with information necessary for them to make an informed decision regarding whether to tender their shares in the Proposed Transaction. The Recommendation Statement omits material information regarding the process conducted by the Board and the key data and inputs underlying the financial valuation analyses that purport to support the fairness opinion provided by J.P. Morgan Securities LLC (“J.P. Morgan”).

9. In addition, the Proposed Transaction benefits members of the Board, along with other top executives of GrafTech, as the Proposed Transaction will provide them with lavish change of control payments and stock sales.

10. The Proposed Transaction will deprive stockholders of adequate consideration in light of the Company’s promising prospects for growth, increased sales, and future profitability. It is the product of a flawed process that is designed to ensure the sale of GrafTech to Brookfield on terms preferential to Brookfield, but detrimental to Plaintiff and the other public stockholders of GrafTech.

11. The Individual Defendants have breached their fiduciary duties and the other defendants have aided and abetted such breaches. Plaintiff seeks to enjoin the Proposed Transaction, which deprives Plaintiff and the Class of their rights to realize the full and fair value of their GrafTech stock.

PARTIES

12. Plaintiff has been, at all times relevant hereto, a GrafTech shareholder.

13. Defendant GrafTech is a Delaware corporation that maintains its principal executive offices at 6100 Oak Tree Boulevard, Suite 300 Park Center I, Independence, Ohio 44131. The Company’s securities trade on the New York Stock Exchange (“NYSE”) under the symbol “GTI.” Founded in 1886, the Company is a leading manufacturer and seller of graphite and carbon material science-based solutions.

14. Defendant Randy Carson (“Carson”) has been a director of the Company since 2009 and has served as the Chairman of the Board since June 2014.

15. Defendant Thomas A. Danjczek (“Danjczek”) has been a director of the Company since May 2014.

16. Defendant Karen Finerman (“Finerman”) has been a director of the Company since May 2014.

17. Defendant Joel L. Hawthorne (“Hawthorne”) has been a director, Chief Executive Officer (“CEO”), and President of the Company since August 1999. Defendant Hawthorne joined the Company as director of investor relations in August 1999.

18. Defendant David R. Jardini (“Jardini”) has been a director of the Company since May 2014.

19. Defendant Nathan Milikowsky (“Milikowsky”) has been a director of the Company since May 2014. Defendant Milikowsky entered into a Tender and Support Agreement to vote all of the shares he beneficially owns in favor of the Proposed Transaction, totaling 11% of all outstanding common shares of the Company.

20. Defendant M. Catherine Morris (“Morris”) has been a director of the Company since May 2014.

21. The defendants named above in paragraphs 14 through 20 are sometimes collectively referred to herein as the “Individual Defendants.” 22. The Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties to its public stockholders. As alleged herein, they have breached their fiduciary duties by failing to maximize shareholder value in the Proposed Transaction.

23. Defendant BCP GrafTech Holdings LP is a Delaware limited partnership and affiliate of Brookfield Asset Management Inc. that was created for the purpose of effectuating the Proposed Transaction.

24. Defendant Merger Sub is a Delaware corporation and wholly owned subsidiary of Parent that was created for the purpose of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action on her own behalf and as a class action pursuant to Court of Chancery Rule 23, on behalf of all holders of Company stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

26. This action is properly maintainable as a class action.

27. The Class is so numerous that joinder of all members is impracticable. According to recent filings with the SEC, GrafTech has approximately 136 million shares of common stock outstanding, likely owned by thousands of stockholders.

28. There are questions of law and fact that are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) Whether the Individual Defendants dialed to maximize stockholder value for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) Whether the Individual Defendants failed to provide GrafTech’s stockholders with material information in connection with the Tender Offer;

(c) Whether the other defendants have aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(d) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(e) Whether the Class is entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

29. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

30. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

31. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

32. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

33. According to the Company’s annual report, GrafTech researches and developments of graphite and carbon-based solutions. The Company’s vision is to enable customer leadership better and faster than the competition, through the creation, innovation and manufacture of carbon and graphite material science based solutions. The Company has seven major product categories including, graphite electrodes, refractory products, needle coke products, advanced graphite materials, advanced composite materials, advanced electronics technologies, and advanced materials. GrafTech maintains 18 manufacturing facilities on four continents, and sells its products in over 70 countries to customers in industries such as metal production, electronics, chemicals, aerospace and transportation.

Board Level Unrest

34. On January 21, 2014, GrafTech’s Chairman, CEO, and President, Craig Shuler, decided to retire as President and CEO, and announced that he would retire as Chairman of the Board as of December 31, 2014. As a result, the Board appointed Individual Defendant Hawthorne as CEO, President, and a member of the Board.

35. According to a January 23, 2014 article in The New York Times entitled, “Behind Staid Steel, a Percolating Boardroom Drama,” this change in management was the result of a fight between “Craig Shuler and certain members of the Board against [defendant] Milikowsky.”

36. Milikowsky had been appointed to the Board as part of the acquisition deal GrafTech struck with two companies, Carbide Graphite Group and Seadrift Coke, which he controlled. A seat on the GrafTech Board was guaranteed as long as he and his associates held at least 12 million shares of the Company.

37. Milikowsky began to criticize management after about a year on the Board, alleging that management was spending too much on overhead and making what he saw as poor strategic choices, including turning down orders that he believed the Company should have accepted. As a result, by late 2011, Milikowsky believed that the Company was losing market share.

38. In early 2012, Samlyn Capital (“Samlyn”), one of GrafTech’s passive hedge fund investors, began to ask questions about the Company’s operations. Relying on what appeared to be confidential information about the Company, members of the Board believed that Samlyn’s criticisms of the Company, including comments about specifics known only by a small circle of insiders, sounded like those held by Milikowsky.

39. In response to Samlyn’s questions, GrafTech appointed a committee of independent directors (the “Committee”) as well as independent investigatory counsel to conduct an investigation into apparent leaks of confidential inside information. The Committee determined that there were leaks of material nonpublic information. Further, they claimed to have evidence that Milikowsky was the source of the leaks, and that at least some of the information could not have been developed independently.

40. Defendant Milikowsky was subsequently dismissed from the Board. He maintained the Committee’s findings were wrong, and that he was ousted from the Board because of his vocal criticism of them and Schuler, the Company’s CEO.

41. It was at this point, and before the Company’s 2014 annual meeting, that Milikowsky tried to nominate a new slate of directors, announcing (with his brother) that they intended to nominate three director candidates, including Milikowsky, Jardini, and Finerman.

42. On May 15, 2014, following a contentious proxy fight between the Board and Milikowsky, Milikowsky’s slate of directors, including himself, were chosen to serve on the seven-member Board.

43. Thereafter, on January 23, 2015, Milikowsky, who held over 15 million shares (or over 11.2% of the Company’s common stock), announced that he had submitted a notice to nominate a full slate of seven candidates for election to the Board at the 2015 annual meeting. Again, he was included in this slate. Milikowsky also announced his dissatisfaction with Hawthorne as CEO and the four-member majority supporting his initiatives. Milikowsky stated that he intended to replace Hawthorne as CEO with either himself or Jardini.

44. On May 4, 2015, GrafTech announced that its Board had entered into an investment agreement with Brookfield under which Brookfield was to acquire $150 million of 7% convertible preferred shares in a private offering.

Relevant Information About The Proposed Transaction

45. On April 29, 2015, the Company and Brookfield announced that two letters of intent had been executed. The first concerned an Investment Agreement under which Brookfield would purchase preferred equity shares in GrafTech. The second announced that Brookfield was considering a tender offer to purchase all outstanding shares of GrafTech for $5.05 per share.

46. In mid-February, under the pretense that Brookfield was interested in refinancing the Company’s senior subordinated notes, both it and the Company underwent an initial discussion. The parties did not actually meet until March 6, 2015, when Brookfield offered the Company a $100 million convertible note. Days later, on March 9, 2015, Brookfield conveyed its interest in acquiring the Company. And, on April 14, 2015, Brookfield modified its proposal, doing away with the $100 million convertible note offer and replacing it with an offer to (1) purchase $150 million convertible preferred stock, and (2) initiate a tender offer for up to 100% of the Company’s shares at a purchase price of $5.00 per share.

47. On April 22, 2015, the Board countered, agreeing to entertain a deal, but at an increased share price of $5.75 per share. Their attempt to substantially increase the consideration was unsuccessful. Further, there were no discussions about Brookfield’s offer to provide the Company’s stockholders with the option to retain an equity interest in the company after the execution of the Proposed Transaction.

48. On April 25, 2015, Brookfield agreed to a per share price of $5.05.

49. On April 28, 2015, the Board directed J.P. Morgan to confirm that the $5.05 per share offer price was fair.

50. On May 4, 2015, Brookfield entered into the Investment Agreement, whereby the Company sold to Brookfield:

(i) shares of a new Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) in an amount equal to 19.9% of the Company’s outstanding common stock (the “Series A Preferred Shares”) and (ii) shares of a new Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”), in an amount equal to 150,000 less the number of Series A Preferred Shares, for an aggregate purchase price of $150,000,000 in cash (the “Purchase Price”).

51. Concurrently with the execution of the Investment Agreement, Brookfield and the Company entered into a stockholder rights agreement (the “Stockholder Rights Agreement”) under which Brookfield was given the right to designate two members of the Company’s Board as long as it held at least 75% of the common stock issuable or actually issued upon conversion of the Series A Preferred Stock, with concomitant preemptive rights ensuring it has the option to maintain its proportionate equity interest in the Company.

52. Defendant Hawthorne, now CEO, publicly supported the Investment Agreement, stating that it “demonstrates confidence in GrafTech’s strategy, market position, and long-term prospects. . . . This strategic investment will strengthen our capital structure and provide GrafTech with increased financial flexibility to continue executing our strategy and positioning the company for success as the cycle improves.”

53. On May 18, 2015, GrafTech announced that it entered into the Merger Agreement with the Brookfield Affiliates in a press release, which stated in pertinent part:

INDEPENDENCE, Ohio—(BUSINESS WIRE)—May 18, 2015— GrafTech International Ltd. (NYSE:GTI) (“GrafTech” or the “Company”) today announced it has entered into a definitive agreement and plan of merger with an affiliate of Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) (“Brookfield”) under which Brookfield will commence a tender offer to acquire up to all of the outstanding shares of GrafTech common stock. The definitive agreement was unanimously approved by GrafTech’s Board of Directors and follows the letter of intent announced by GrafTech on April 29, 2015. Holders of approximately 11% of the outstanding shares of GrafTech common stock, including GrafTech director Nathan Milikowsky, have agreed to support the transaction and tender their shares in the tender offer.

Under the terms of the agreement, Brookfield will commence a tender offer to purchase up to all of the outstanding shares of GrafTech common stock at a purchase price of $5.05 per share, representing a premium of 26% over the average closing price of the Company’s common shares during the 60 trading days ended April 28, 2015. The tender offer is not subject to any financing conditions.

The tender offer is intended to provide GrafTech stockholders the option to choose immediate liquidity at a premium as described above or to participate in GrafTech as a stockholder following the closing of the tender offer (subject to the merger provisions described below) with the benefit of Brookfield sponsorship going forward. A stockholder might choose to accept a combination of both cash and continued ownership of GrafTech shares.

The Company believes that Brookfield has an exceptional track record sponsoring public companies in difficult underlying market conditions, including significant knowledge and experience in steel, mining and metals, and other industrial sectors.

Pursuant to the agreement, the tender offer will commence no later than May 26, 2015 and will expire at 12:00 midnight, New York City time, on July 7, 2015, unless extended in accordance with the terms of the agreement and the applicable rules and regulations of the Securities and Exchange Commission. Consummation of the tender offer is subject to certain conditions, including receipt of required regulatory approvals, the tender of a number of GrafTech shares that, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 30% of the then outstanding shares plus shares issuable upon such conversion (the “minimum tender condition”), and other customary conditions. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the minimum tender condition would require the tender of approximately 15% of the currently outstanding GrafTech shares.

If the number of GrafTech shares tendered, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 80% of the then outstanding shares plus shares issuable upon such conversion

(the “merger condition”), then the remaining outstanding GrafTech shares will be acquired in a merger transaction at the same price offered in the tender offer. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the merger condition would require the tender of approximately 75% of the currently outstanding GrafTech shares.

54. The tender offer commenced on May 26, 2015 and is set to expire on July 7, 2015. Holders of approximately 11% of the outstanding shares of GrafTech common stock, including defendant Milikowsky, have agreed to support the Proposed Transaction and tender their shares in the Proposed Transaction.

55. Following the successful completion of the Proposed Transaction, GrafTech will merge with Merger Sub and become a wholly-owned subsidiary of BCP GrafTech Holdings LP. At that time, all remaining outstanding shares of GrafTech will receive the same merger consideration paid to other stockholders in the Proposed Transaction.

56. The Proposed Transaction is expected to be completed in the third quarter of 2015 at which point GrafTech shares will be delisted from NASDAQ.

The Timing of the Proposed Transaction Is Questionable

57. At a time when both insiders and outsiders agreed the Company was well positioned for future growth, the Company announced its entry into the Proposed Transaction.

58. Just prior to the announcement of the Proposed Transaction, the Company developed and successfully executed on initiatives to improve operations, reduce costs, enhance liquidity, and effectively respond to continuing weak demand from the global steel industry and other end market challenges to insure long-term success of the Company.

59. As a result, the $5.05 per share price agreed to in the Proposed Transaction is an inadequate price, and defendants’ claim that the transaction provides a great return for investors is inaccurate. The $5.05 per share price is below the Company’s reported book value per share of $6.73.

60. The Board’s decision to sell the Company at a depressed value fails to maximize stockholder value and deprives the Company’s stockholders of their ability to reap the benefits of the Company’s long-term financial returns.

The Preclusive Deal Protection Devices

61. In addition to the inadequate consideration provided for by the Merger Agreement, the Individual Defendants deprived shareholders from receiving the maximum value for their shares by agreeing to preclusive deal terms designed to both insulate Brookfield’s offer and dissuade other bidders from coming forward with superior proposals.

62. Section 6.2 of the Merger Agreement, for example, includes a brief 35-day “go-shop period” permitting the Company to initiate or engage in discussions with third parties concerning an alternative to the Proposed Transaction. This go-shop period does not adequately ensure that a competing proposal will come forward because it contains a number of covenants that restrict third-parties from offering a superior bid.

63. During the go-shop period, Section 6.2(a) requires the Company to share with Brookfield, within 24 hours, any non-public information provided to a third party that was not previously provided to Brookfield. Moreover, no later than one business day following the expiration of the go-shop period, the Company must notify Brookfield of the identity of each third party from whom the Company received a written acquisition proposal and provide to Brookfield a copy of all materials related to any acquisition proposal, the identity of the third parties making such acquisition proposal(s), and a written summary of the material terms of any acquisition proposal not made in writing. Thus, any competing bidder will engage in negotiations with the Company knowing that all its terms and discussions will be disclosed to Brookfield.

64. Further, even if another offer were made to acquire the Company, under Section 7.4, the Company must negotiate with Brookfield in good faith for a period four business days allow Brookfield to amend the terms of the Merger Agreement. In other words, the Merger Agreement gives Brookfield access to any rival bidder’s information and allows Brookfield a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse because the Merger Agreement unfairly assures that any “auction” will favor Brookfield and piggy-back upon the due diligence of the foreclosed second bidder

65. If the Company is able to reach an agreement with a third party during the go-shop period, however, Section 9.4(b)(ii) requires the Company to pay to Brookfield a termination fee of $7.5 million. The existence of a go-shop termination fee renders the go-shop period obsolete, as it adds an additional economic burden and acts as a disincentive for competing bidders to come forward, requiring such third party suitors to pay a naked premium.

66. Following the go-shop period, Section 6.2(b) bars the Company from soliciting interest from other potential acquirers in order to secure a price above that offered by Brookfield, and forces the Company and any representative to cease and desist prior and continuing discussions with other potential acquirers.

67. Under 6.2(d) of the Merger Agreement, after the no-shop period commences, should an unsolicited bidder submit a competing proposal or any inquiry that would reasonably be expected to lead to a competing proposal, the Company (within 24 hours) must notify Brookfield and provide Brookfield with the (1) material terms and conditions of the bidder’s offer, (2) a copy of the Company’s confidentiality agreement with the alternative bidder, and (3) state what the Company’s intention is in participating or engaging in discussions or negotiations with such bidder. Further, should the Company accept the superior proposal following the expiration of the go-shop period, Section 9.4(b) requires the Company to pay a termination penalty of $20 million, essentially requires that a competing bidder agree to pay a naked premium for the right to provide GrafTech’s stockholders with a superior offer.

68. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The Recommendation Statement is False and Misleading

69. Defendants are withholding material information about the Proposed Transaction from the Company’s public stockholders. On May 26, 2015, GrafTech filed a Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement, which recommends that GrafTech stockholders tender their shares, contains numerous material omissions and misstatements, in contravention of the Board’s duty of candor and full disclosure. As a result, the Company’s stockholders are unable to make an informed decision regarding whether or not to tender their shares in the Proposed Transaction.

Disclosures Relating to the Background of the Proposed Transaction

70. The Recommendation Statement fails to disclose material information concerning the events that led up to the announcement of the Proposed Transaction, including, but not limited to, information pertaining to the process conducted by the Company in considering a sale. Specifically, the “Background of the Transaction” section fails to disclose:

(a) Whether, and if so, how, J.P. Morgan conducted any sort of pre-market check and provided this information to the Board;

(b) How the Company and J.P. Morgan overcame J.P. Morgan’s policy of not providing a fairness opinion where there is not an acquisition that creates a majority holder of the subject company’s outstanding shares; and

(c) Whether there were any discussions concerning the continued employment of senior management following the consummation of the Proposed Transaction, and if so, who was involved in such discussions and when such discussions took place.

71. With respect to past fees received by J.P. Morgan, the Recommendation Statement provides only partial disclosures, which must be remedied. The Recommendation Statement fails to disclose the amount of compensation J.P. Morgan received for (i) acting as a bookrunner on debt underwritings for portfolio companies of Brookfield; (ii) acting as the joint lead arranger on the Company’s term loan in February 2015; and (iii) serving as an agent bank and a lender under outstanding credit facilities of the Company.

72. The Recommendation Statement also fails to disclose certain key data, inputs, and assumptions underlying the financial analyses supporting the fairness opinion of the Board’s financial advisor, J.P. Morgan. Without this information, GrafTech’s stockholders are unable to fully understand the analyses, and, thus, are unable to determine what weight, if any, to place on the fairness opinion rendered in support of the Proposed Transaction.

73. Specifically, regarding the J.P. Morgan’s Public Trading Multiples, the Recommendation Statements fails to disclose: (i) the 2015 estimated firm value as a multiple of EBITDA for each of the selected companies; and (ii) the 2016 estimated firm value as a multiple of EBITDA for each of the selected companies.

74. With respect to J.P. Morgan’s Selected Transaction Multiples Analysis, the Recommendation Statement fails to disclose: (i) the equity value of each selected transaction; and (ii) the target company’s firm value as a multiple of last twelve months EBITDA for each selected transaction.

75. Without significant revision to the Recommendation Statement concerning the above-referenced matters and others, all of which a reasonable stockholder would consider important in deciding whether to tender their shares in the tender offer, GrafTech stockholders are unable to be fully informed.

76. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class.

77. Plaintiff and the other members of the Class have no adequate remedy at law.

FIRST CAUSE OF ACTION

CLAIM FOR BREACHES OF FIDUCIARY DUTIES AGAINST THE INDIVIDUAL

DEFENDANTS

78. Plaintiff repeats and re-alleges each allegation set forth herein.

79. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of GrafTech. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive Plaintiff and other members of the Class of the value of their investment in GrafTech in this end-stage transaction.

80. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty because, among other reasons:

(a) they have failed to properly value the Company;

(b) they have failed to take steps to maximize the value of GrafTech to its public shareholders; and

(c) they have agreed to terms in the Merger Agreement that favor Brookfield and deter alternative bids.

81. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair proportionate share of GrafTech’s valuable assets and businesses, to the irreparable harm of the Class.

82. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

CLAIM FOR BREACHES OF FIDUCIARY DUTY OF DISCLOSURE AGAINST THE

INDIVIDUAL DEFENDANTS

83. Plaintiff repeats and re-alleges each allegation set forth herein.

84. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public stockholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

85. The Recommendation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

86. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s stockholders. Because of defendants’ failure to provide full and fair disclosure, Plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby.

87. Plaintiff and the Class have no adequate remedy at law.

THIRD CAUSE OF ACTION

AGAINST GRAFTECH AND THE BROOKFIELD AFFILIATES FOR AIDING AND

ABETTING BREACHES OF FIDUCIARY DUTIES

88. Plaintiff repeats and re-alleges each allegation set forth herein.

89. Defendants GrafTech and the Brookfield Affiliates, by reason of their status as parties to the Merger Agreement, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

90. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants GrafTech and the Brookfield Affiliates, which, therefore, have aided and abetted such breaches in the possible sale of GrafTech to Brookfield.

91. As a result of the unlawful actions of GrafTech and the Brookfield Affiliates, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for GrafTech’s assets and business. Unless the actions of GrafTech and the Brookfield Affiliates are enjoined by the Court, GrafTech and the Brookfield Affiliates will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

92. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in Plaintiff’s favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for stockholders;

C. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

D. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: June 9, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
OF COUNSEL:		Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
THE WEISER LAW FIRM, P.C.		Wilmington, DE 19803
James M. Ficaro		(302) 295-5310
22 Cassatt Avenue
Berwyn, PA 19312		Attorneys for Plaintiff
(610) 225-2677

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